

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

December 19, 2008

Mr. Kenneth Volz
Chief Financial Officer
Warwick Valley Telephone Company
47 Main Street
Warwick, New York 10990

      RE: Warwick Valley Telephone Company
              Form 10-KSB for Fiscal Year Ended December 31, 2007
              Filed March 13, 2008
              File No. 0-11174

Dear Mr. Volz:

      We have reviewed your filing and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. We have asked you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for Fiscal Year Ended December 31, 2007

<u>Notes to Consolidated Financial Statements, page 34</u>

<u>Note 10 Income taxes, page 43</u>

1.   We note that upon adoption of FIN 48, Accounting for Uncertainty in Income Taxes –
        and an Interpretation of FASB Statement No. 109, on January 1, 2007, you recorded an
        income tax liability of $3,568,000 for unrecognized tax benefits. During 2007 you
        derecognized $2,944,000 of this amount as a result of filing your 2006 income tax return.
        In an effort to better understand how this was accounted for, please provide us with more
        information regarding the creation of the initial liability, why it was recorded as a
        reclassification from deferred income tax, and how you accounted for the derecognition
        of $2,944,000.

                                        *   *   *   *

        Please respond to this comment through correspondence over EDGAR within 10 business
days or tell us when you will provide us with a response. Please furnish a letter that keys your
response to our comment and provides any requested information. Detail letters greatly facilitate
our review. Please understand that we may have additional comments after reviewing your
response to our comment.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filings reviewed by the staff to be certain that they have provided all information investors
require for an informed decision. Since the company and its management are in possession of all
facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of
the disclosures they have made.

        In connection with responding to our comment, please provide, in writing, a statement
from the company acknowledging that

   ·   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

   ·   staff comments or changes to disclosure in response to staff comments in the filings
        reviewed by the staff do not foreclose the Commission from taking any action with
        respect to the filing; and

   ·   the company may not assert staff comments as a defense in any proceeding initiated by
        the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Robert S. Littlepage Jr., Accountant Branch Chief, at (202) 551-3361 if you have questions regarding our comment on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director